EXHIBIT 16.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

To the Securities and Exchange Commission:

We have read the first sentence in paragraph one, and paragraphs two and four of Item 4 (a)(1) included in the attached Form 8-K dated February 15, 2002 of VantageMed Corporation filed with the Securities and Exchange Commission and have the following comments regarding certain of the statements contained therein.

We informed the audit committee that we were resigning as the company's auditor because we could no longer rely upon management's representations on important matters affecting the financial statements. At the time the Form 10-Q for the third quarter ended September 30, 2001 was filed, we believe management did not inform us of material facts it had that would have changed our conclusion on the accounting treatment of the dental care transaction. Based on these facts, which we now have, we believe the Company should not have recognized the $30,000 of revenue previously deferred and the $391,000 gain in connection with the sale of its dental business in the third quarter ended September 30, 2001. Further, at the time the Form 10-Q was filed, we advised the company that the $391,000 gain should not be credited to selling, general and administrative expenses, but should be presented on a separate line item titled "other operating income" above the loss from operations subtotal in the consolidated statement of operations.

With the exception of the matters discussed in the preceding paragraph, Arthur Andersen LLP is in agreement with the first sentence in paragraph one, and paragraphs two and four of Item 4 (a)(1) in the Form 8-K dated February 15, 2002 of VantageMed Corporation filed with the Securities and Exchange Commission.

/s/ Arthur Andersen LLP

Sacramento, CA
February 21, 2002